UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Strategic Investment into MicroInference Pte. Ltd.

On October 24, 2025, SuperX AI Solution Limited (“SuperX AI Solution”), a wholly-owned subsidiary incorporated in the British Virgin Islands of SuperX AI Technology Limited, entered into a share subscription agreement (the “Agreement”) with MicroInference Pte. Ltd. (“MicroInference”), a company incorporated in Singapore, its founder, and its existing shareholder. Pursuant to the Agreement, SuperX AI Solution subscribed for newly issued ordinary shares of MicroInference for an aggregate consideration of US$3 million (“Investment”). The transaction shall be completed following satisfaction of closing conditions specified in the Agreement. Immediately following the completion of the Investment, SuperX AI Solution became a 51% shareholder of MicroInference. The Agreement also provides for put options in favor of MicroInference’s founder and existing shareholder that, if exercised and subject to the satisfaction of various agreed upon performance milestones, may result in SuperX AI Solution acquiring up to 100% of the equity interest in MicroInference.

Press Release

On October 24, 2025, SuperX AI Technology Limited released a press release entitled “SuperX Fuels Regional AI Development with Strategic Investment in NVIDIA Solution Provider MicroInference”. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
99.1	SuperX Fuels Regional AI Development with Strategic Investment in NVIDIA Solution Provider MicroInference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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